Vizsla Silver Announces Spinout of Vizsla Copper Corp.

(VZLA-TSX-V)

VANCOUVER, BC, April 20, 2021 /CNW/ - Further to its announcements on January 6, 2021, February 8, 2021 and March 31, 2021, Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that its Board of Directors has unanimously approved the spinout of its copper assets in British Columbia into Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo") through a statutory plan of arrangement ("Arrangement").

Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the

"Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver- gold project in Mexico.

Vizsla Silver expects that the Arrangement will increase shareholder value by allowing capital markets to ascribe value to the copper exploration properties in British Columbia independently of the other properties held by Vizsla Silver. The spinout will provide Shareholders more flexibility as to their specific investment strategy and risk profile, as it would enable Shareholders to realize the expected growth and returns from exploration investment through direct ownership in the SpinCo.

"The approval from our board achieves another key milestone in our goal to create value for our shareholders. Vizsla Copper as a standalone company will control a portfolio of promising exploration-stage projects in British Columbia and will provide the attention they deserve," said Michael Konnert, President and Chief Executive Officer of Vizsla Silver. "This spinout also allows us to add a new front of value creation for our shareholders, with Vizsla Silver providing exposure to silver in Mexico, and Vizsla Copper providing exposure to copper in Canada."

Terms of the Arrangement

The Arrangement is being carried out pursuant to the terms of an arrangement agreement and is governed by the Business Corporations Act (British Columbia). Vizsla Silver will apply for an interim order from the Supreme Court of British Columbia on or about May 18, 2021 (the "Interim Order"), authorizing the Company to call a special meeting of Shareholders to approve the Arrangement.

Shareholders will be asked to vote on the Arrangement at the special meeting of shareholders (the

"Meeting"), which is expected to be held on or about June 15, 2021 at 10:00 am Pacific Time. In light of the ongoing COVID-19 pandemic, the Meeting will be held by way of virtual format whereby Shareholders may only participate in the Meeting remotely. To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Shareholders present or represented by proxy at the Meeting. Each Shareholder is entitled to one vote for each common share of Vizsla Silver held by such Shareholder.

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is in the best interests of the Company. A description of the various factors considered by the Board of Directors in arriving at this determination will be provided in the management information circular to be delivered to Shareholders in connection with the Meeting (the "Circular").

Completion of the Arrangement is subject to a number of customary conditions, including the following:

(a) Vizsla Silver obtaining the requisite approval of Shareholders at the Meeting;

(b) the approval of the Supreme Court of British Columbia;

(c) TSX Venture Exchange ("TSXV") approval of the Arrangement by Vizsla Silver;

(d) TSXV approval for the listing of the SpinCo Shares upon completion of the Arrangement; and

(e) completion of a private placement by SpinCo to raise gross proceeds of up to $3,500,000.

Further details, including management and board composition, will be contained in the Circular, which will be mailed to shareholders in advance of the Meeting following receipt of the Interim Order. Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all.

About the Blueberry Project

The Blueberry property is located ~60 kilometres southwest of the town of Houston, British Columbia. The property falls within the jurisdiction of the Omineca Mining Division. The property benefits from ample access through a network of resource roads on the property.

About the Carruthers Pass Property

The Carruthers Pass property consists of eight contiguous mineral claims covering 3,250 hectares approximately 200 kilometers northeast of the community of Smithers. The Kemess Mine road passes 25 kilometers north and east of the claims while industrial logging roads extend from Takla Lake northward to within 35 kilometers of the Property. The property covers an isolated group of topographically high peaks and the lower area surrounding the range. The Property consists of 8 contiguous claims, as 130 units covering approximately 3,250 hectares.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements relating to the future operations of the Company and SpinCo and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "plan", "should", "anticipate", "expects", "intends", "indicates" and similar expressions. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the future plans and objectives of the Company and SpinCo are forward-looking statements. Forward- looking statements in this news release include, but are not limited to, the expected timeline and date of completion of the Arrangement, the ability of Vizsla Silver to receive and obtain Shareholder approval and court approval, the ability of the parties to satisfy, in a timely manner, the other conditions to closing of the Arrangement, the future listing of SpinCo and the expected timeline and completion of the SpinCo private placement. There can be no assurance that the Arrangement will be completed or that it will be completed on the terms and conditions contemplated in this news release. The Arrangement could be modified or terminated in accordance with its terms. Such forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.

Such factors include, among others: the Arrangement will be completed on the terms currently contemplated, the Arrangement will be completed in accordance with the timing currently expected without any undue delay, all conditions to the completion of the Arrangement will be satisfied or waived in due course and the Arrangement Agreement will not be terminated prior to the completion of the Arrangement, assumptions and expectations related to the trading price of Vizsla Silver and the future listing of SpinCo, and other expectations and assumptions concerning the Arrangement.

Other risks and uncertainties include, among other things: the Arrangement may not be completed on the terms, or in accordance with the timing currently contemplated, or at all; the Company and SpinCo has incurred expenses in connection with the Arrangement and will be required to pay for those expenses regardless of whether or not the Arrangement is completed; the Company and SpinCo may not be successful in satisfying the conditions to the Arrangement, including failing to obtain Shareholder approval; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; the failure to realize the expected benefits of the Arrangement; and other risks inherent to Vizsla Silver's current business and/or factors beyond its control which could have a material adverse effect on Vizsla Silver or the ability to consummate the Arrangement.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

SOURCE Vizsla Silver Corp.

 View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/April2021/20/c2427.html

%SEDAR: 00045314E

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief

Executive Officer, Tel: (604) 838-4327, Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:30e 20-APR-21